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October 17, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Jennifer Gowetski Senior Counsel Office of Real Estate and Commodities Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Innovative Industrial Properties, Inc.
Draft Registration Statement on Form S-11
Submitted September 21, 2016
File No. 377-01363

Dear Ms. Gowetski:

On behalf of Innovative Industrial Properties, Inc. (the “Company”), we are transmitting the following response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 13, 2016 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-11 (the “Draft Registration Statement”), submitted to the Commission on a confidential basis on September 21, 2016. The Company is concurrently filing an amended Registration Statement on a non-confidential basis (such publicly filed amendment is hereafter referred to as the “Registration Statement”). The changes reflected in the Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Draft Registration Statement.

For your convenience, the Staff’s comments set forth in the Comment Letter are set forth below in italics with the Company’s response to each comment directly following the applicable text. Unless otherwise indicated, page references in the Staff’s comments refer to the Draft Registration Statement, while page references in our responses to the comments refer to pages in the Registration Statement that the Company is filing concurrently herewith. Capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

General

1.	We note your response to comment 4 of our letter dated September 2, 2016, and your revised disclosure, including that you are actively seeking and evaluating target properties. We may have further comment.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Jennifer Gowetski

October 17, 2016

Response to Comment No. 1:

The Company takes note of the Staff’s comment.

2.	We note the disclosure on pages 3 and 55 regarding BioMed Realty Trust, including disclosure that an affiliate of The Blackstone Group L.P. purchased BioMed Realty Trust in an acquisition valued at approximately $8 billion. Please revise to limit this information to the Business section and provide balancing disclosure, including without limitation any adverse business developments and any debt associated with the transaction.

Response to Comment No. 2:

In response to this comment, the Company has removed the last two sentences from the first bullet-point paragraph under “Our Competitive Strengths” on page 5 of the Registration Statement (i.e., the sentences discussing the acquisition of BioMed Realty Trust). Also in response to this comment, the Company has added the following balancing disclosure in the corresponding paragraph on page 56 of the Registration Statement:

“Although Messrs. Gold and Kreitzer, along with the other members of our senior management team, have a demonstrated track record for evaluating and investing in real estate, they have also experienced significant challenges at times, particularly during the economic downturn from 2008 through 2010, which saw rising capitalization rates and a corresponding decline in the net asset value of BioMed Realty Trust. As a result, certain investors, depending on the timing of their investments and holding periods, may not have earned positive returns on their investments in the company.”

Our Target Properties

3.	We note your response to comment 10. As previously requested please clarify to us whether the major terms for the potential acquisitions have been agreed to in principle and provide to us management’s analysis of the probability of closing these acquisitions. Also, tell us how your financial statements alone, without providing the financial statements of the potential lessee, would provide adequate financial information to make an investment decision. Finally, to the extent you have determined any of your acquisitions are probable, tell us how you determined it was unnecessary to provide Article 11 of Regulation S-X pro forma financial information.

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Ms. Jennifer Gowetski

October 17, 2016

Response to Comment No. 3:

The Company executed a definitive purchase agreement to acquire one property in the state of New York (referred to herein and in the Registration Statement as our Initial Property). The material terms of the purchase agreement are described in the Registration Statement in the sections entitled “Prospectus Summary – Our Initial Property – Acquisition Terms” on page 8 and “Business - Our Initial Property – Acquisition Terms” on page 59. The Company has also executed one non-binding letter of intent with the same potential seller for a property in Illinois (the “Illinois LOI Property”) and one non-binding letter of intent with a different potential seller, pursuant to which it is reviewing four properties in California and one property in Illinois (the “Five LOI Properties” and collectively with the Illinois LOI Property, the “LOI Properties”).

The Company generally will base its determination of whether or not a future acquisition is “probable” on a number of factors, including whether all of the following have occurred:

•	a satisfactory third-party site inspection has been conducted;

•	a purchase contract containing customary representations and warranties, covenants and conditions to closing, is executed and delivered by the Company and the seller;

•	a deposit, if required, has been paid on the property;

•	any required approvals by the selling entity and any third party approvals that are material to the transaction have been obtained; and

•	satisfactory engineering, environmental, survey and title reports have been received and due diligence has been substantially completed.

All of the above conditions with respect to the Initial Property have not yet been fulfilled. The Company has not yet received a title report with respect to the Initial Property, certain items identified in the third-party site inspection are being further investigated, and third party consents relating to transfer of construction warranties and other contracts have not yet been obtained. Satisfactory completion of these items is an essential step in the Company’s evaluation of whether to proceed with the acquisition or whether to terminate the purchase agreement and obtain the return of its deposit. Accordingly, the Company has determined that the acquisition of the Initial Property is not yet “probable.”

None of the above conditions has yet been fulfilled with respect to the LOI Properties. The letters of intent with respect to the LOI Properties provide that the purchase and sale of the properties will only occur pursuant to a definitive and binding purchase and sale agreement between the parties, if any. Neither the Company nor the potential sellers has any obligation to negotiate further or pursue a transaction. The letters of intent set forth only general terms, the majority of which, are subject to further negotiation and revision. Any definitive purchase and sale agreement for an LOI Property would need to address numerous conditions to closing, including third party consents and approvals, which are beyond the control of the Company and the seller, and due diligence, including receipt of satisfactory engineering, environmental, survey and title reports. Accordingly, the Company has concluded that the acquisition of any of the LOI Properties is not currently “probable.” In response to this comment, the Company has included in the section of the Registration Statement entitled “Business – Our Target Properties” beginning on page 58, management’s analysis of the probability of closing the acquisition of the Initial Property as well as any of the LOI Properties.

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Ms. Jennifer Gowetski

October 17, 2016

With respect to providing tenant financial statements of a potential lessee, the Company notes that Section 2305.2 of the FRM provides that property that is acquired subject to a triple net lease should be evaluated under Section 2340 of the FRM. Section 2340 of the FRM requires financial statements of the tenant to be filed if property acquired is subject to a triple net lease that results in an asset concentration of more than 20% and must be examined under S-X 3-14 if the acquisition results in asset concentration of 10% to 20% and the property has a rental history. Section 2340 further provides that “an asset concentration is generally considered “significant” if its exceeds 20% of the registrant’s assets as of its most recent balance sheet date.”

Section 2305.5 of the FRM provides that with respect to blind pool offerings that are subject to Industry Guide 5, “significance” for purposes of Section 2340 is measured against the registrant’s assets as of the date of acquisition plus the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months. See also 2325.3 of the FRM. Finally, Section 2330.10 of the FRM provides that where property acquired has no rental history, financial statements of the property under S-X 3-14 are not required.

The Company is registering $175 million of its common stock (excluding over-allotment option) to be offered and sold in a firm commitment initial public offering. The Company anticipates that its offering proceeds will be at least $162,750,000 (net of commissions, but excluding any exercise of the over-allotment option). The Company also expects that it will not have committed a substantial portion of the net proceeds of its initial public offering to acquire any specific properties. Accordingly, the Company has included in the Registration Statement the disclosure required by Industry Guide 5 to the extent that the Company believes that such disclosure is applicable, appropriate and would be helpful to potential investors.

As described in the Company’s previous response to the Staff’s comment number 10 in the Staff’s letter dated September 2, 2016, the Company respectfully submits that financial statements of the tenant are not required by Section 2340 of the FRM unless and until the Company acquires a property, provided that the acquisition and net lease result in “significant” asset concentration. The Company has not yet acquired any properties nor does the Company have a definitive agreement for the purchase of a property that the Company believes is “probable.” Furthermore, the only potential acquisition by the Company subject to a definitive agreement is the acquisition of the Initial Property, and, if that acquisition were to become probable, the $30 million purchase price for such property set forth in the definitive agreement would constitute less than 20% of the proceeds (net of commissions) that the Company in good faith expects to raise in its firm commitment initial public offering. Therefore, the Company has not provided financial statements of the tenant with respect to the Initial Property or any of the LOI Properties.

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Ms. Jennifer Gowetski

October 17, 2016

In an effort to provide additional financial information to investors in making their investment decision, the Company has included in the Registration Statement pro forma financial information pursuant to Article 11 of Regulation S-X reflecting the pro forma acquisition of the Initial Property, which gives effect to the completion of the Company’s initial public offering, the acquisition of the Initial Property and the entry into the related lease agreement. See the sections of the Registration Statement entitled “Selected Historical and Pro Forma Financial Information” on page 43 and “Unaudited Pro Forma Consolidated Financial Statements” beginning on page F-2. The Company has also included a risk factor relating to the limited operating history and lack of revenues of its potential tenants, including the proposed tenant of the Initial Property. See the section of the Registration Statement entitled “Risk Factors – We expect that most of our tenants, including the proposed tenant for our Initial Property, will be start-up businesses and may be unable to pay rent with funds from operations or at all, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of your investment” on page 16. Finally, the Company revised the sections of the Registration Statement entitled “Prospectus Summary – Our Initial Property – Lease Terms” on page 8 and “Business – Our Initial Property – Lease Terms” on page 59 to indicate that the Company expects that the potential tenant of the Initial Property will make rent payments to the Company from its sale proceeds with respect to the Initial Property or cash on hand, as the seller has informed the Company that it is not yet profitable. The Company respectfully submits that the pro forma financial information included in the Registration Statement together with its additional risk factor disclosure and disclosure regarding its potential tenant’s financial condition provide investors with adequate financial information to make an investment decision.

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Ms. Jennifer Gowetski

October 17, 2016

4.	Please revise your disclosure on page 57 to clarify whether the acquisitions are probable and describe the main factors considered in your conclusion.

Response to Comment No. 4:

Please be advised that the requested disclosure has been included in the section of the Registration Statement entitled “Business – Our Target Properties” beginning on page 58 and is described in response to comment number 3 above.

5.	With respect to the properties you have identified for acquisition, including the 48,000-square foot industrial property in Illinois for which you have entered into a non-binding letter of intent to acquire, please tell us the current status of any negotiations to purchase such properties and clarify whether you have any relationship with the sellers, including whether there is any type of contractual obligation, such as a right of first offer.

Response to Comment No. 5:

Please be advised that the requested disclosure has been included in the section of the Registration Statement entitled “Business – Our Target Properties” beginning on page 58 and is described in response to comment number 3 above. The Company also advises the Staff that it has no relationship with the seller of the Illinois LOI Property and the Initial Property, other than pursuant to the purchase agreement for the Initial Property, which does not include a right of first offer to purchase additional properties, and the letter of intent with respect to the Illinois property. Similarly, the Company advises the Staff that it has no relationship with the seller of the Five LOI Properties (as defined in response to comment number 3 above).

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Ms. Jennifer Gowetski

October 17, 2016

Our Initial Property

6.	Please file the definitive purchase agreement as an exhibit to the registration statement or tell us why you do not believe such information is material.

Response to Comment No. 6:

Please be advised that the Company has filed its definitive purchase agreement as Exhibit 10.12 to the Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Transactions

7.	Please file all material agreements with IGP Advisers as exhibits or tell us why you do not believe this is material information. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment No. 7:

Please be advised that the Company has filed exhibits 10.10 and 10.11 to the Registration Statement in response to the Staff’s comment.

Draft Legal Opinion

8.	Refer to the penultimate paragraph of the draft legal opinion. Purchasers of the securities in the offering are entitled to rely on the opinion without limitations. Please revise accordingly or advise. Refer to Staff Legal Bulletin No. 19 for guidance.

Response to Comment No. 8:

Please be advised that the penultimate sentence of the draft legal opinion has been removed and the Company has filed the draft legal opinion as exhibit 5.1 to the Registration Statement.

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Ms. Jennifer Gowetski

October 17, 2016

The Company respectfully believes that the proposed modifications to the Draft Registration Statement made in the Registration Statement together with the supplemental information provided herein are responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at 858-847-6833.

Very truly yours,

/s/ Carolyn T. Long

Carolyn T. Long

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